                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                               CRIIMI MAE Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                 226603 10 8
           --------------------------------------------------------
                                 (CUSIP Number)

           H. William Willoughby          Robert B. Hirsch, Esq.
           11200 Rockville Pike          ARENT FOX KINTNER PLOTKIN & KAHN
           Rockville, Maryland 20852     1050 Connecticut Avenue, N.W.
           301/231-0382                  Washington, D.C. 20036 (202/875-6235)
           -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 1, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE RULE 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page)

                              Page 1 of 2 Pages

                                 SCHEDULE 13D


CUSIP No. 226603 10 8                                     Page  2  of  2  Pages
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     H. William Willoughby
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

     Not applicable
- -------------------------------------------------------------------------------
 (3) SEC Use Only


- -------------------------------------------------------------------------------
 (4) Source of Funds*

     00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     Not applicable
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,670,633
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    2,767
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,670,633
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    2,767
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,715,100 (including 41,700 shares owned by Mr. Willoughby's spouse)
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     5.64%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDE OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $0.01 per share ("Common Shares"), of CRIIMI MAE Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11200 Rockville Pike, Rockville, Maryland 20852.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) and (b) This Statement is filed by H. William Willoughby, a natural person whose business address is 11200 Rockville Pike, Rockville, Maryland 20852.

     (c) Mr. Willoughby is President, Secretary, a director and an employee of CRIIMI MAE Management, Inc., a Maryland corporation and a wholly owned subsidiary of the Issuer ("CRIIMI Management"), as well as President, Secretary and a director of the Issuer. Mr. Willoughby is also President, Secretary, a director and 50% owner of CRI, Inc., a Delaware corporation ("CRI"), which engages in real estate and related activities.

     (d) and (e) Mr. Willoughby has not been the subject of any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor has Mr. Willoughby been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction within the past five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Willoughby is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Willoughby is a party to an Agreement and Plan of Merger, dated as of April 20, 1995, as amended as of June 20, 1995 (the "Merger Agreement"), pursuant to which, on June 30, 1995 (the "Closing Date"), CRICO Mortgage Company, Inc., a Delaware corporation, CRI/AIM Management, Inc., a Delaware corporation and CRI Acquisition, Inc., a Maryland corporation, each owned 50% by Mr. Willoughby, were merged with and into CRIIMI Management (the "Merger"). As part of the consideration paid in the Merger, on the Closing Date Mr. Willoughby was issued 1,325,419 Common Shares (the "Merger Shares") and options to purchase (i) 1,000,000 Common Shares at a per share price of $9.77 and (ii) 500,000 Common Shares at a per share price of $12.27. The options vest in equal installments on the first five anniversaries of the Closing Date. The Merger Agreement, designated Exhibit 1 to this Statement, is incorporated herein by reference.

     Mr. Willoughby owns an additional 89,681 Common Shares, including (i) 32,000 Common Shares which he acquired with his own funds through purchases on the open market between June, 1991 and November, 1994 for an aggregate purchase price of approximately $276,725; (ii) 13,214 Common Shares issued to him in 1989 pursuant to a merger between the Issuer and each of CRI Insured Mortgage Investments Limited Partnership, CRI Insured Mortgage Investments II, Inc. and CRI Insured Mortgage Investments III Limited Partnership (the "1989 Merger"); (iii) 2,767 Common Shares owned by CRI and acquired by it in the 1989 Merger; and (iv) 41,700 Common Shares owned by Mr. Willoughby's spouse, 28,090 of which she acquired with her own funds through purchases on the open market between November, 1991 and March, 1994 for an aggregate purchase price of approximately $309,701, and 13,610 of which were issued to her in the 1989 Merger.

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Willoughby acquired the Merger Shares for investment purposes, pursuant to the Merger, as a result of which the Issuer became a fully integrated, self-administered and self-managed mortgage investment, advisory, servicing and origination real estate investment trust.

     Pursuant to the Merger Agreement, on June 30, 1995 Mr. Willoughby and certain other persons entered into a Registration Rights and Lock-Up Agreement whereby (i) the Issuer granted to such parties certain demand, piggy-back and shelf registration rights with respect to certain Common Shares, including the Merger Shares in the case of Mr. Willoughby, and (ii) such parties agreed, except in limited circumstances, not to transfer certain Common Shares, including the Merger Shares in the case of Mr. Willoughby, for a period ending on the earlier of (a) June 30, 1998 or (b) the date the employment of any such party terminates, unless such termination is for cause (as defined) or is the result of voluntary resignation. A copy of the Registration Rights and Lock-Up Agreement is attached hereto as Exhibit 2 and incorporated herein by this reference.

     Pursuant to the Merger Agreement, Mr. Willoughby agreed not to acquire ownership of any additional Common Shares to the extent that after such acquisition he would have ownership in the aggregate of more than 9.8% of the outstanding Common Shares. Mr. Willoughby further agreed that any such additional Common Shares would be deemed "Excess Shares" as defined in Article Eighteenth of the Issuer's Articles of Incorporation and would be subject to the treatment prescribed therein for Excess Shares. A copy of this agreement (the "Stock Restriction Agreement") is attached hereto as
Exhibit 3 and incorporated herein by this reference.

     Subject to the foregoing, Mr. Willoughby reserves the right to purchase additional securities of the Issuer or to sell some or all of the Common Shares owned by him at any time in private or market transactions depending on market conditions, his evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to Mr. Willoughby, prospects for Mr. Willoughby's own businesses, general economic conditions, money and stock market conditions and other further developments.

     Except as described herein and in Item 6 and except for plans and proposals of the Issuer in which Mr. Willoughby may participate in his capacity as an officer and director of the Issuer, Mr. Willoughby has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present Board of Directors (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Willoughby beneficially owns 1,715,100 Common Shares (including options, exercisable as of June 30, 1996, to purchase (i) 200,000 Common Shares at a per share price of $9.77 and (ii) 100,000 Common Shares at a per share price of $12.27) representing approximately 5.64% of the outstanding Common Shares as of April 8, 1996.

     (b)(i) Mr. Willoughby has the sole power to vote and dispose of 1,670,633 Common Shares.

       (ii) Mr. Willoughby shares the power to vote and dispose of the 2,767 Common Shares owned by CRI with William B. Dockser, the other 50% stockholder of CRI. Information required by Item 2 with respect to Mr. Dockser is set forth in the Statement on Schedule 13D filed by Mr. Dockser on July 10, 1995. Mr. Willoughby makes no representation as to the accuracy of such information.

      (iii) The power to vote and dispose of the 41,700 Common Shares owned by Mr. Willoughby's spouse is held solely by Mr. Willoughby's spouse.

     (c) No transactions in Common Shares by Mr. Willoughby were effected during the sixty days prior to the date of this Schedule.

     (d) As the other 50% stockholder of CRI, Mr. Dockser shares with Mr. Willoughby the right to receive dividends from, and the proceeds from the sale of, the 2,767 Common Shares owned by CRI. In addition, Mr. Willoughby's spouse has the sole right to receive dividends from, and the proceeds from the sale of, the 41,700 Common Shares owned by her. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares owned by Mr. Willoughby.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information contained in Item 3 of this Statement with respect to the Merger Agreement and in Item 4 of this Statement with respect to the Registration Rights and Lock-Up Agreement and the Stock Restriction Agreement is incorporated herein by this reference.

     Pursuant to the Merger Agreement, Mr. Willoughby and the Issuer entered into an Option Agreement dated June 30, 1995 pursuant to which the Issuer granted to Mr. Willoughby options to purchase
(i) up to 1,000,000 Common Shares for a per share purchase price of $9.77 (i.e., $1.50 per share more than the aggregate average of the high and low sales prices of a Common Share during the ten trading days immediately preceding June 30, 1995 (the "Trading Price")) and (ii) up to 500,000 Common Shares for a per share purchase price of $12.27 (i.e., $4.00 per share more than the Trading Price). Such options vest annually in 20% increments commencing June 30, 1996 and expire on the close of business on June 29, 2003. Thus, as of June 30, 1996, options to purchase 200,000 Common Shares at a per share price of $9.77 and 100,000 Common Shares at a per share price of $12.27 become exercisable. A copy of the Option Agreement is attached hereto as Exhibit 4 and incorporated herein by this reference.

     Except as described herein or in Items 3 and 4, Mr. Willoughby does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares owned by him, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1(a) -- Merger Agreement.(1)
     Exhibit 1(b) -- First Amendment to Agreement and Plan of Merger dated as of
                     June 20, 1995.
     Exhibit 2    -- Registration Rights and Lock-Up Agreement.
     Exhibit 3    -- Stock Restriction Agreement.
     Exhibit 4    -- Option Agreement.



________________________

(1) Pursuant to Rule 12b-32(a) under the Securities Exchange Act of 1934, as amended, the Merger Agreement dated as of April 20, 1995 is incorporated herein by reference to Appendix A of the Issuer's definitive proxy statement (file no. 1-10360) filed with the Securities and Exchange Commission on April 26, 1995.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: May 13, 1996                     // H. William Willoughby //
                                       ---------------------------
                                          H. William Willoughby

EXHIBIT LIST

     Exhibit 1(a) -- Merger Agreement.(1)
     Exhibit 1(b) -- First Amendment to Agreement and Plan of Merger dated as of
                     June 20, 1995.
     Exhibit 2    -- Registration Rights and Lock-Up Agreement.
     Exhibit 3    -- Stock Restriction Agreement.
     Exhibit 4    -- Option Agreement.




________________________

(1) Pursuant to Rule 12b-32(a) under the Securities Exchange Act of 1934, as amended, the Merger Agreement dated as of April 20, 1995 is incorporated herein by reference to Appendix A of the Issuer's definitive proxy statement (file no. 1-10360) filed with the Securities and Exchange Commission on April 26, 1995.